

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

September 9, 2009

Alex Haditaghi
Chairman of the Board of Directors
MoneyLogix Group, Inc.
260 Edgeley Blvd., Suite 12
Concord, Ontario L4K 3Y4

> **Re:** **MoneyLogix Group, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 31, 2009**
> **File No. 000-30424**

Dear Mr. Haditaghi:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General Information

1. We note your disclosure that you executed the Share Purchase Agreement for the disposition of 2131059 Ontario Limited on August 24, 2009. Please note that Rule 14c-2(b) of the Securities Exchange Act of 1934 requires that the information statement shall be sent or given at least 20 calendar days prior to the earliest date on which the corporate action may be taken. Please amend your filing to state that in entering into the Share Purchase Agreement on August 24, 2009, you have not complied with Rule 14c-2(b) of the Exchange Act.

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As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Adam F. Turk at (202) 551-3657 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director